SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2009

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Announces Pricing of
Global Share Offering

São Paulo, October 9, 2009 – GOL Linhas Aéreas Inteligentes S.A. (Bovespa: GOLL4 and NYSE: GOL), the largest low-cost and low-fare airline in Latin America (the “Company”), announces that its global offering of 38,005,000 preferred shares, including preferred shares in the form of American depositary shares (“ADSs”), by the Company and ASAS Investment Fund, the Company’s controlling shareholder, has priced on October 8, 2009. The offering of preferred shares in Brazil has been registered with the Comissão de Valores Mobiliários (CVM), the Brazilian securities commission. ASAS Investment Fund will invest the entirety of the proceeds (excluding proceeds from the sale of any preferred shares upon the exercise of the over-allotment option) received from the sale of preferred shares in common shares newly issued by the Company. ASAS Investment Fund has granted the international and Brazilian underwriters, an option to purchase up to 5,182,500 additional preferred shares, including preferred shares in the form of ADSs.

The ADSs were offered to the public at a price of US$9.48 per ADS, and the preferred shares were offered to the public at a price of R$16.50 per preferred share. Upon pricing, the transaction was upsized by 10% from 34,550,000 preferred shares to 38,005,000 preferred shares.

The Company intends to use the net proceeds of approximately US$346.6 million from the global offering and the concurrent subscription of common shares by ASAS Investment Fund, primarily for general corporate purposes and to strengthen its cash position and balance sheet.

The international offering is being led by BofA Merrill Lynch, Banco Itaú BBA, Morgan Stanley and Bradesco BBI, as joint bookrunners. Calyon Securities (USA) Inc., Citi and Raymond James are acting as placement agents outside Brazil. BB Securities Limited is acting as placement agent outside Brazil and the United States.

A registration statement relating to the offering of these securities has been declared effective by the Securities and Exchange Commission. This announcement shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Any offer of the securities shall be made solely by means of the prospectus issued with respect to the offering.

When available, copies of the final prospectus may be obtained by contacting BofA Merrill Lynch, 4 World Financial Center, New York, NY 10080, Attention: Prospectus Department (collect call 1-212-449-1000); Itaú USA Securities, Inc. at 540 Madison, 23rd Floor, New York, NY 10022, Attention: Prospectus Department//Renata Comeaux (collect call 1-212-710-6756); Morgan Stanley & Co. Incorporated, 180 Varick Street, 2nd Floor, New York, New York 10014, Attention: Prospectus Department (toll free 1-866-718-1649, prospectus@morganstanley.com); or Bradesco Securities Inc. at 126 East 56th Street, 9th Floor, New York, NY 10022, Attention: Prospectus Department (collect call 1-212-888-9142).

CONTACT:	About GOL Linhas Aéreas Inteligentes S.A.

Investor Relations

GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and Bovespa: GOLL4), the largest low-cost and low-fare airline in Latin America, offers around 800 daily flights to 49 destinations that connect all the important cities in Brazil and ten major destinations in South America. The Company operates a young, modern fleet of Boeing 737 Next Generation aircraft, the safest and most comfortable of its class, with high aircraft utilization and efficiency levels. The Company’s service is recognized as the best value proposition in the market.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

Leonardo Pereira - CFO and IRO
Rodrigo Alves – Head of IR
Phone.: (55 11) 2128-4700
E-mail: ri@golnaweb.com.br
Website: www.voegol.com.br/ir
Twitter: www.twitter.com/GOLInvest

Corporate Communications
Phone.: (55 11) 2128-4413
comcorp@golnaweb.com.br
Twitter: www.twitter.com/GOLcomunicacao

Media Relations
Edelman (U.S and Europe):
M. Smith and N. Dean
Phone.: 1 (212) 704-8196 / 704-4484
meaghan.smith@edelman.com or
noelle.dean@edelman.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 9, 2009

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.